FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com


05008826



FOSTER'S
GROUP
Inspiring Global Enjoyment

For your information as released to The Australian Stock Exchange.

Fosters Brewing
FILE NO: 082-01711


SEC MAIL
PROCESSING
RECEIVED
JUN 08 2005
WASH. D.C.
209
SECTION

With Compliments

Form 604

Corporations Act 2001
Section 671B


SEC MAIL PROCESSING
RECEIVED
JUN 0 8 2005

Notice of change of interests of substantial holder

To: Company Name/Scheme	Southcorp Limited (**Southcorp**)
ACN/ARSN	ABN 80 007 722 643

1. Details of substantial holder (1)

Name: Foster's Group Limited ACN 007 620 886 (**Foster's**), Brewing Holdings Pty Ltd ACN 004 059 394 (**Brewing Holdings**), Brewing Investments Pty Ltd ACN 004 233 005 (**Brewing Investments**), Carlton and United Beverages Limited ACN 004 056 106 (**CUB**), FBG Investments Pty Ltd ACN 004 373 862 (**FBG**), Beringer Blass Wine Estates Limited ACN 004 094 599 (**Beringer**) and Beringer Blass Wines Pty Ltd ACN 105 344 965 (**BBW**) and their related bodies corporate listed in Annexure A (**Foster's Group Companies**).

ACN\ARSN (if applicable)

There was a change in the interests of the substantial holder on	26 May 2005
The previous notice was given to the company on	26 May 2005
The previous notice was dated	26 May 2005

SUPPL

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	632,248,674	84.9%	687,013,375	92.3%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme, are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
26 May 2005	Foster's, Brewing Holdings, Brewing Investments, CUB, FBG, Beringer, BBW and Foster's Group Companies	Increase in relevant interest as a result of acceptances of the takeover offer contained in the Bidder's Statement dated 2 February 2005 issued by BBW (**Offer**).	$4.26 cash subject to the terms of the Offer.	32,366,656 ordinary shares	32,366,656
26 May 2005	Foster's, Brewing Holdings, Brewing Investments, CUB, FBG, Beringer, BBW and Foster's Group Companies	Increase in relevant interest as a result of on market purchases of Southcorp shares by BBW.	$4.26	22,398,045 ordinary shares	22,398,045

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
BBW	BBW or, in the case of acceptances processed on any of the three business days prior to the date of this notice, the accepting Southcorp shareholder.	BBW	Relevant interest under section 608(1) of the Corporations Act pursuant to acceptance of the Offer.	599,561,916 ordinary shares	599,561,916
Foster's, Brewing Holdings, Brewing Investments, CUB, FBG and Beringer	BBW or, in the case of acceptances processed on any of the three business days prior to the date of this notice, the accepting Southcorp shareholder.	BBW	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest in Southcorp shares in respect of which acceptances of the Offer have been received by reason of holding, either directly or indirectly, a controlling interest in BBW.	599,561,916 ordinary shares	599,561,916
Foster's Group Companies	BBW or, in the case of acceptances processed on any of the three business days prior to the date of this notice, the accepting Southcorp shareholder.	BBW	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest in Southcorp shares in respect of which acceptances of the Offer have been received by reason of having voting power (through the relevant interests of their associate, Foster's) above 20% in BBW.	599,561,916 ordinary shares	599,561,916
BBW	BBW or, in the case of shares purchased on market on any of the three business days prior to the date of this notice, the selling Southcorp shareholder.	BBW	Relevant interest under section 608(1) of the Corporations Act pursuant to Southcorp shares purchased on market by BBW.	87,451,459 ordinary shares	87,451,459
Foster's, Brewing Holdings, Brewing Investments, CUB, FBG and Beringer	BBW or, in the case of shares purchased on market on any of the three business days prior to the date of this notice, the selling Southcorp shareholder.	BBW	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest in Southcorp shares purchased on market by BBW by reason of holding, either directly or indirectly, a controlling interest in BBW.	87,451,459 ordinary shares	87,451,459

Foster's Group Companies	BBW or, in the case of shares purchased on market on any of the three business days prior to the date of this notice, the selling Southcorp shareholder.	BBW	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest in Southcorp shares purchased on market by BBW by reason of having voting power (through the relevant interests of their associate, Foster's) above 20% in BBW.	87,491,459 ordinary shares	87,491,459

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	Not applicable

6. Addresses

The addresses of the persons named in this form are as follows:

Name	Address
Foster's, Brewing Holdings, Brewing Investments, CUB, FBG, Beringer, BBW and Foster's Group Companies	77 Southbank Boulevard, Southbank, Victoria, 3006

Signature

print name Robert Keith Dudfield capacity : Assistant Company Secretary

sign here R.K. Dudfield date 27 / 5 / 2005

Directions

(1) If there are a number of substantial holders with similar or related relevant interests (eg, a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure A – Related Bodies Corporate

This is Annexure A of 4 pages (including this page) referred to in Form 604, Notice of change of interests of substantial holder

R.K. Dudfield

....

Robert Keith Dudfield
Foster's Group Limited ACN 007 620 886

Date: 27 / 5 / 2005

Accenta Paul GmbH Beratung Fur Werbung Und Direktvertries
A.C.N. 006 327 028 Pty. Ltd.
A.C.N. 008 008 526 Pty. Ltd.
A.C.N. 070 379 869 Pty. Ltd.
Aldershot Nominees Pty. Ltd.
Amayana Pty. Ltd.
Amberton Wines Pty. Ltd.
AML&F Holdings Pty. Ltd.
Amwex Inc.
Anglemaster Limited
Archana Pty. Ltd.
Ashwick (NT) No. 7 Pty. Ltd.
Ashwick (Qld.) No. 15 Pty. Ltd.
Ashwick (Qld.) No. 96 Pty. Ltd.
Ashwick (Qld.) No. 127 Pty. Ltd.
Ashwick (Qld.) No. 167 Pty. Ltd.
Ashwick (Vic.) No. 27 Pty. Ltd.
Austotel (Victoria Holdings) Pty. Ltd.
Australian Estates Pty. Ltd.
Australian, Mercantile, Land and Finance Company Pty. Ltd.
Australian, Mercantile, London Limited
Bacchus Gate Corp.
Balfours Imports Inc.
Beringer Blass Distribution SRL
Beringer Blass Italia S.R.L.
Beringer Blass Wine Estates Chile Limitada
Beringer Blass Wine Estates Company
Beringer Blass Wine Estates Holdings, Inc.
Beringer Blass Wine Estates Limited (Europe)
Beringer Blass Wine Estates Limited (NZ)
Beringer Blass Wine Estates Limited
Beringer Blass Wines Pty Ltd
A C N 004 039 070 Pty Ltd

Beringer Blass Wine Estates Sales Company
Beringer Wine Estates Foreign Sales Corporation
Bevcorp Pty. Ltd.
Bilyara Vineyards Pty. Ltd.
Bourse du Vin International B.V.
Bourse du Vin Limited
Brewing Holdings Pty. Ltd.
Brewing Investments Pty. Ltd.
Brewman Group Limited
East West Oriental Brewing Company Limited
Brewtech Pty. Ltd.
Bright Star Investments Pty. Ltd.
Bulmer Australia Limited
Bulmer Harvest Limited
Cape Schanck Wines Pty. Ltd.
Cardmember Wines Limited
Cardmember Wines Pty. Ltd.
Carlton & United Beverages Limited
Carlton & United Breweries Pty Ltd
Carlton & United Breweries (N.S.W.) Pty. Limited
Carlton & United Breweries (Queensland) Pty. Ltd.
Carlton & United Breweries (Stator) Pty. Ltd.
Carlton Brewery Hotels (N.R.) Pty. Limited
Carlton Brewery Hotels Pty. Ltd.
Carter and Associates (2000) Limited
Cascade Brewery Company Pty. Ltd.
Cellar Door Direct GmbH
Dorrien Estate Winery Pty Ltd
Cellarmaster Wines Europe B.V.
Cellarmasters Direct Selling Europe
Cellarmaster Wines Holdings (U.K.) Limited
Cellarmaster Wines Limited
Cellarmaster Wines SA
Cellarmaster Wines (UK) Limited
Cellarmaster Wines Pty. Limited

Cellarmasters Wines GmbH (Germany)
Classic Packaging Pty. Limited
CNAB Pty. Ltd.
Craigburn Land Co. Pty. Ltd.
Craigburn Property Pty. Ltd.
CSB Pty. Ltd.
Data Co-ordination Centre Inc. – The Wine Exchange
Demener Pty. Ltd.
Dennys Strachan Mercantile Pty. Ltd.
Derel ESC Pty. Ltd.
Dismin Investments Pty. Ltd.
Dreamgame Limited
EFG Australia Pty Ltd
EFG Finance Leasing Pty Ltd
EFG Holdings (U.S.A.) Inc.
EFG Investments Pty Ltd
EFG Securities Pty Ltd
EFG Treasury Pty. Limited
ELFIC Pty Ltd
Elstone Developments Pty. Ltd.
ESG (Enterprises) N.V.
Etude Wines, Inc.
Ewines Pty. Limited
FBG (U.K.) Limited
FBG Brewery Holdings UK Limited
FBG Canada Limited
FBG India Holdings Limited
FBG International Limited
FBG Investments Pty. Ltd.
FBG Treasury (Aust.) Limited
FBG Treasury (Europe) B.V.
FBG Treasury (N.Z.) Limited
FBG Treasury (U.K.) plc
FBG Treasury (U.S.A.) Inc.
FBG Vietnam Holdings Pty. Ltd.
FGL Employee Share Plan Pty. Ltd.
Filehaze Pty. Ltd.

Foster's Brewing Group (U.S.A.) Limited
Foster's Brewing Group Pty. Ltd.
Foster's (Cambodia) Limited
Foster's China Pty. Ltd.
Foster's Danang Limited
Foster's Finance Corp.
Foster's Group Asia Holdings Pty. Ltd.
Foster's Group Canada Inc.
Foster's Group New Zealand Limited
Foster's International (N.Z.) Pty. Limited
Foster's Sports Foundation
Foster's Tien Giang Limited
Foster's Vietnam Limited
Galemaze Pty. Ltd.
Graf von Rudesheim
Grand Cru Expertise "De Belgische Wijnbeurs" N.V.
Grand Cru Expertise "De Nederlandse Wijnbeurs" B.V.
H. Jones & Co. Pty. Ltd.
Heinrich Maximilian Pallhuber GmbH & Co. KG
H.P. Bulmer (Overseas Holdings) Limited
Herve Lu Puy – La Cave de Bourgogne – SARL
Herve Lu Puy GmbH
Highlands Craigieburn Pty. Ltd.
Hotel (FP) Pty. Ltd.
I-Nova Consulting Pty. Ltd.
Il Cavelieri Del Castello Di Gabbiano SRL
Kangaroo Ridge Wines Europe Limited
Kawana Beach Pty. Ltd.
Kawana Central Pty. Ltd.
Kawana Industrial Park Pty. Ltd.
Finnews Pty. Ltd.
FBG Finance Limited
FBG Holdings (U.K.) Limited
FBG Incentive Pty. Ltd.
FGL Insurance Company Pte Ltd
FGL Finance (USD) Pty Ltd
FGL Finance (GBP) Pty Ltd
LTIP Incentive Pty Ltd

Kawana Island Pty Ltd.

Kawana Lakes Pty. Ltd.

Krondorf Wines Pty. Ltd.

RSG Beachmere Pty. Ltd.

RSG Bellvista Pty. Ltd.

RSG Funds Management Pty Ltd

RSG Land Group Pty Ltd

RSG Highlands Craigieburn Pty. Ltd.

RSG North Lakes Marketing Pty. Ltd.

RSG North Lakes Sales Pty. Ltd

Liana Cottage Pty. Ltd.

Maglieri Wines Pty. Ltd.

Masthead Brewing Company Pty. Ltd.

Matua Finance Limited

MBBC Limited

Mega Corporation Pty Ltd

Melbourne Brewery Company Pty. Ltd.

Mildara Blass Holdings Inc.

Mildara Blass Inc.

Mildara Blass Wines Inc.

Mildara Holdings Pty. Limited

Moorabbin Junction Pty. Ltd.

N.T. Brewery Pty. Ltd.

Navistar Group Limited

Nellie Products Pty. Ltd.

New Crest Investments Pty. Ltd.

Nexday Europe B.V.

The Continental Wines and Spirits Company (N.Z.) Limited

The Foster Brewing Co. Pty. Ltd.

The New Zealand Wine Club Limited

The Rothbury Estate Pty. Ltd.

The Shamrock Brewing Company Proprietary Limited

The Wine Exchange Limited

The Wine Planet International Pty. Limited

Tibsco Limited

Tibsco Pensions Limited

Foster's People Pty Ltd

Tract 4/5 LLC

Nexday Pty. Limited

North Lakes Marketing Consultancy Trust

North Lakes Marketing Pty. Ltd.

North Lakes Sales Agency Trust

North Lakes Sales Pty. Ltd.

North Napa Land Co.

Norwood Beach Pty. Ltd.

Nova Glen Pty. Ltd.

Oakland Glen Pty. Ltd.

Pica Finance Limited

Pica Group Pty Ltd

Pica Nominees Pty. Limited

Pitt, Son & Badgery Pty. Ltd.

Power Brewing Company Pty. Ltd.

Premium Land, Inc.

Primedan Pty. Ltd.

Queensland Breweries Pty. Ltd.

Rimpacific Shipping (U.K.) Ltd.

Robertsons Well Pty. Ltd.

Robertsons Well Unit Trust

Rothbury Sales Pty. Ltd.

Rothbury Wines Pty. Ltd.

Rumar International Pty. Ltd.

Sarl Les Crus Prevendus SADCS

Savirak Pty. Ltd.

Seeton Pty. Ltd.

Shanghai Foster's Brewery Co. Ltd.

Sharden Lodge Pty. Ltd.

Silvester Brothers (AMH) Pty. Limited

Silvester Brothers (AMHUK) Limited

Silvester Brothers Pty. Limited

Societe D Investissement Du Beaujolais

Somar Pty. Ltd.

Stamford Hotel Pty. Ltd.

T'Gallant Winemakers Pty. Ltd.

Telemasters Limited

The Australian Wine Centre Limited

The Australian Wine Club Pty. Ltd.

The Ballarat Brewing Company Pty. Ltd.

Cellarmaster Wines GmbH (Austria)

Trinity Park Inc.

VICD – Produtos Em Cortica, LDA

Victoria Brewery Pty. Ltd.

Vinpac International Pty. Limited

Vinpac SADCS

Vintners Imports Pty. Limited

Volz Pty. Ltd.

Voskane Pty. Ltd.

Werribee Properties (RWDS) Proprietary Limited

Whitecross Investments Pty. Ltd.

Windemere Securities Limited

Wine Planet Holdings Pty. Limited

Wine Planet Technology Pty. Limited

Winemaker's Choice Limited

Wolf Blass Wines Pty. Ltd.

Wood Hall Trust Limited

Wood Hall (Aust.) Pty. Limited

World Wine Gallery GmbH

C.U.B. Pty Ltd

00015868 Limited

02396239 Limited

151435 Canada Ltd.

The Castlemaine Brewery Company Melbourne Pty. Ltd.

The Continental Spirits Company Pty. Ltd.

AP John & Sons Pty. Ltd.

Briar Ridge Manufacturing Pty. Ltd.

Briar Ridge Vineyards Pty. Ltd.

Carlton Brewery (Fiji) Limited

3S

Foster's India Limited

Graymoor Estate Joint Venture

Graymoor Estate Pty. Ltd.

Graymoor Estate Unit Trust

Greg Norman Estates Joint Venture

Kangaroo Ridge Wine Company Pty. Ltd.

Matua Valley Wines Limited

Samoa Breweries Limited

Shingle Peak Wines Limited

Societe of Bouteillage of Beaujolais, Macon and Bourgogne

South Pacific Distilleries Limited

Waikoukou Vineyards Limited

Wine Buzz KK